Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

JD.com, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

JD HEALTH INTERNATIONAL INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

PUBLICATION OF THE PROSPECTUS ISSUED BY

JD HEALTH INTERNATIONAL INC.

AND

EXPECTED SIZE OF THE GLOBAL OFFERING AND

OFFER PRICE RANGE

In connection with the Proposed Spin-off and the Global Offering, JD Health published the Prospectus on November 26, 2020.

As disclosed in the Prospectus, the total number of the JD Health Shares to be offered pursuant to the Global Offering will be 381,900,000, representing approximately 12.21% of the total number of the JD Health Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised), and 439,185,000, representing approximately 13.79% of the total number of JD Health Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is exercised in full).

INTRODUCTION

Reference is made to the announcements of the Company dated September 27, 2020 and November 15, 2020 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements.

PUBLICATION OF THE PROSPECTUS

In connection with the Proposed Spin-off and the Global Offering, JD Health published the Prospectus on November 26, 2020. The Prospectus contains, among other things, (a) details of the number of the JD Health Shares to be offered in the Global Offering, the offer price range, other details of the Global Offering and (b) certain business and financial information in relation to the JD Health and its subsidiaries.

JD Health has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which JD Health’s users and stakeholders engage and interact with each other and JD Health. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, JD Health believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The Prospectus is available for viewing and downloading from the websites of JD Health at https://ir.jdhealth.com and the Hong Kong Stock Exchange at www. hkexnews.hk from November 26, 2020.

EXPECTED SIZE OF THE GLOBAL OFFERING AND OFFER PRICE RANGE

As disclosed in the Prospectus, the total number of the JD Health Shares to be offered pursuant to the Global Offering will be 381,900,000, representing approximately 12.21% of the total number of the JD Health Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised), and 439,185,000, representing approximately 13.79% of the total number of the JD Health Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is exercised in full).

The offer price for the JD Health Shares in the Global Offering is expected to be not less than HK$62.80 per JD Health Share and not more than HK$70.58 per JD Health Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

On the basis of the number of the JD Health Shares to be offered pursuant to the Global Offering and the expected offer price range as stated above, if the Global Offering proceeds (assuming the Over-Allotment Option is not exercised):

(a)	the market capitalisation of JD Health will be between approximately HK$196,381 million and approximately HK$220,709 million; and

(b)

the Company, through its wholly-owned subsidiary, will hold approximately 68.73% of the total issued share capital of JD Health immediately upon completion of the Global Offering (assuming that the Over-allotment Option is not exercised and excluding shares to be issued under the Pre-IPO ESOP, Post-IPO Share Option Scheme and Post-IPO Share Award Scheme (as defined in the Prospectus)).

GENERAL

In connection with the Global Offering, the price of the JD Health Shares may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Details of any intended stabilisation and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Prospectus.

The Global Offering is conditional upon, amongst others, (i) the Listing Committee of the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the JD Health Shares; (ii) the final offer price for the JD Health Shares in the Global Offering having been agreed between JD Health and the Joint Representatives of the Global Offering (for themselves and on behalf of the Underwriters) on or about Tuesday, December 1, 2020 and, in any event, no later than Monday, December 7, 2020; (iii) the execution and delivery of the Underwriting Agreements on or before the dates as mentioned in the Prospectus; and (iv) the obligations of the Underwriters under each of the respective Underwriting Agreements becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements.

Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company. Persons who are in doubt their position or any action to be taken are recommended to consult their own professional advisers.

This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to subscribe for or purchase any JD Health Shares in connection with the Global Offering or otherwise. Any such offer or solicitation is made solely through the Prospectus or other offering documents that may be issued in compliance with applicable laws and any decision to subscribe for or purchase the JD Health Shares in connection with the Global Offering or otherwise should be made solely on the basis of the information contained in the Prospectus and such other offering documents. No action has been or will be taken in any jurisdiction (other than in Hong Kong) that would permit a public offering of the JD Health Shares to be offered in the Global Offering in any jurisdiction where action for that purpose is required.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off and the Global Offering as and when appropriate.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Hong Kong Underwriters”	the underwriters of the Hong Kong Public Offering

“Hong Kong Underwriting Agreement”	the underwriting agreement in relation to the Hong Kong Public Offering entered into by, among others, JD Health, the Joint Sponsors, the Joint Representatives and the Hong Kong Underwriters on November 25, 2020

“International Underwriters”	the underwriters of the International Offering

“International Underwriting Agreement”	the underwriting agreement in relation to the International Offering which is expected to be entered into by, among others, JD Health, the Joint Representatives and the International Underwriters

“Over-allotment Option”	the option expected to be granted by JD Health to the International Underwriters, exercisable by the Stabilizing Manager of the Global Offering (on behalf of the International Underwriters) pursuant to the International Underwriting Agreement, pursuant to which JD Health may be required to allot and issue up to an aggregate of 57,285,000 additional Shares to, among other things, cover over-allocations in the International Offering, if any

“Prospectus”	the prospectus issued by JD Health and dated November 26, 2020 in connection with the Proposed Spin-off

“SFC”	the Securities and Futures Commission of Hong Kong

“Underwriting Agreements”	the International Underwriting Agreement and the Hong Kong Underwriting Agreement

“Underwriters”	the Hong Kong Underwriters and the International Underwriters

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors and Chief Executive Officer

Hong Kong, November 26, 2020

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Martin Chi Ping LAU as the director, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.